MEZABAY INTERNATIONAL INC.
(formerly, Cardtrend International Inc.)
800 5th Avenue, Suite 4100
Seattle WA 98104

June 22, 2010

Ms. Jennifer Thompson
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

RE:	Mezabay International Inc.
Form 8-K/A filed March 8, 2010
Form 10-Q for the Fiscal Quarter Ended September 30, 2009
Filed December 24, 2009
File No. 0-30013

Dear Ms. Thompson:

In response to your letter of comments dated March 18, 2010, please be advised as follows:

Form 8-K/A filed March 8, 2010

1.	We have reviewed your response to comment two in our letter dated November 23, 2009 and have the following additional comments:

•
Since you accounted for your reverse acquisition as a recapitalization and a recapitalization must involve a public shell company, we are unclear why you indicate in your responses that Cardtrend was not a shell company at the time of the transaction.  Please note that an operating company can become a shell as a result of the disposition of most of its assets and operations.  Please confirm that, for accounting purposes, you consider Cardtrend to be a shell company at the time of the acquisition.  As required by Item 5.01(a)(8) of Form 8-K, please also amend your filing to provide all information for Gaeawave that would be required if Gaeawave had filed a Form 10.  Please review the disclosure requirements of Form 10 in detail to ensure your amended filing includes all necessary disclosures.  In particular, please note that you must provide the MD&A disclosures required by Item 303 of Regulation S-K and provide complete financial statements, including footnotes, that comply with Regulation S-X and US GAAP disclosure requirements.   If you choose not to treat Cardtrend as a shell company at the time of acquisition, you must restate your financial statements to account for the reverse acquisition using purchase accounting under SGAS 141 and explain to us in detail how you determined such accounting was appropriate.

•
We note in your Gaeawave financial statements that Gaeawave was formed on December I, 2008-Please tell us if Gaeawave is the successor to a predecessor business(es), such as Intersenz Sdn Bdn. If so, please note that financial information of a registrant's predecessor is required for all periods prior to the succession, with no lapse in audited periods or omission of other information required about the registrant. If Gaeawave does have a predecessor business and that predecessor existed during fiscal year 2007, you are required to present full audited financial statements of the accounting acquirer for the two most recently completed fiscal years. Any interim period of the predecessor prior to its acquisition by the registrant should be audited when audited financial statements for the period after the acquisition are presented. The term "predecessor" is defined in Rule 405 of Regulation C.

Ms. Jennifer Thompson
Accounting Branch Chief
Securities and Exchange Commission
RE:	Mezabay International Inc. (File No. 0-30013)
June 22, 2010
Page 2

•
Please amend your filing to include unaudited interim financial statements of Gaeawave for the period ending June 30, 2009. If Gaeawave had a predecessor business, please provide interim financial statements for the comparable prior period.

•	Please amend your filing to provide pro forma information depicting the effects of the acquisition and the spin-off transaction.

1.a.           Mezabay International Inc. (the “Company”) is not now nor has it ever been a shell company.  A shell company is defined in Reg. 405 of the Securities Act of 1933 (the “Act”) as follows:

Shell company. The term shell company means a registrant, other than an asset-backed issuer as defined in Item 1101(b) of Regulation AB (§229.1101(b) of this chapter), that has:
(1)           No or nominal operations; and
(2)           Either:
(i)           No or nominal assets;
(ii)          Assets consisting solely of cash and cash equivalents; or
(iii)         Assets consisting of any amount of cash and cash equivalents and nominal other assets.

Note: For purposes of this definition, the determination of a registrant's assets (including cash and cash equivalents) is based solely on the amount of assets that would be reflected on the registrant's balance sheet prepared in accordance with generally accepted accounting principles on the date of that determination.

Based upon the foregoing definition, the Company cannot, as a matter of law, be classified as a shell company since it has always had:  (1) more than nominal assets other than cash or cash equivalents; and in addition, always had (2) more than nominal operations.

Further, when the SEC decided to not to define “nominal” in an effort to thwart small companies from avoiding the mandates of Reg. 419 of the Act, the SEC created, on its face, a constitutionally vague regulation which is not enforceable as a matter of law.  The regulation is so vague that reasonably prudent business men can differ as to the meaning of the language and this is clearly evidenced by merely reviewing SEC comment letters since the adoption of Reg. 405 and comments from FINRA with respect to the same topic.   In short, the SEC and FINRA cannot even agree as to the meaning of the term “nominal”.

With that said, and in conclusion, applying the current language of Reg. 405, the Company is not now nor has it ever been a “shell company”.  As such Item 5.01(a)(8) of Form 8-K is not applicable.

1.b.           The audited financial statements of Gaeawave for the period from December 1, 2008 (inception) to December 31, 2008, which included in the 8-K/A Amendment No. 2, comprised only one single business operation of Intersenz Sdn Bdn. (“Intersenz”). On September 9, 2009, Intersenz changed its company name to Gaeawave.  Therefore Gaeawave continues the business operation of Intersenz and there is no predecessor business.

Ms. Jennifer Thompson
Accounting Branch Chief
Securities and Exchange Commission
RE:	Mezabay International Inc. (File No. 0-30013)
June 22, 2010
Page 3

1.c.           An unaudited interim financial statements of Gaeawave for the period ending September 30, 2009 are included in the 8- K/A Amendment No. 2.

1.d.           An unaudited pro forma condensed combined balance sheet and statements of operations for the nine months ended September 30, 2009 was prepared and included in the Form 8-K/A Amendment No. 2.

2.
We note your response to prior comment three of our letter dated November 23, 2009 and your stated belief that registration was not required because the spun-off shares of PBS were distributed outside of the United States and there was no intention on the part of the Company to create a public market for the spun-off shares.  Your responses does not address whether you satisfied the conditions of the Staff Legal Bulletin No. 4 such that the spin-ff was not required to be registered; as the Bulletin indicates, generally PBS would not have to register the spin-off if the five conditions set forth in the Bulletin are met.  Your indication that most of the shares were distributed outside the United States only addresses one of the conditions.  Therefore, please provide us with a detailed analysis discussing whether or not you satisfied all of the conditions set forth in the Bulletin.  Alternatively, please revise your Form 10-K to provide risk factor disclosure acknowledging that you and PBS may have violated Section 5 and that you may be exposed to possible monetary damages as a result of your failure to comply with the federal and/or state securities laws in connection with your distribution of the PBS shares.

The Company concedes that it did not comply with the terms of Staff Legal Bulletin No. 4 (“the Bulletin”).  As you know the Bulletin is not law, but merely guidance coupled with a statement the SEC will no longer respond to questions relating to the issue of spin-offs.  Where the Bulletin may conflict with the law and SEC regulations, clearly, the law primarily and the SEC regulations secondarily will control over the Bulletin.  In the Company’s particular case, just about all of the shares spun off were done so to non-US persons outside the US.   Accordingly, Reg. S applies to the transaction and the spun-off shares are exempt from registration.   Further, and more importantly, recipients of the shares did not part with any consideration.  As such they were not damaged.  Accordingly, a recipient of the spun-off shares would not have a remedy against the Company.  Each recipient is actually better off economically with possession of the separate shares than before the spin-off took place.  With respect to the risk factor, the Company is not required by law to provide risk factors pursuant to Reg. 12b-2 of the Securities Exchange Act of 1934 (the “Exchange Act”) since the Company is classified as a “smaller reporting company”.  Further, under the Plain English Rules adopted by the SEC, the risk factor would be materially misleading since there is apparently in fact no risk.

Report of Independent Registered Public Accounting Firm, page F-1

3.	We note that your auditor has not dated the audit report. Please amend your filing to include a revised audit report.

A revised audit report is included in page 14.

Ms. Jennifer Thompson
Accounting Branch Chief
Securities and Exchange Commission
RE:	Mezabay International Inc. (File No. 0-30013)
June 22, 2010
Page 4

Statement of Stockholders’ Equity

4.
Your statement of stockholders’ equity appears to be incomplete as it does not reflect any amounts related to your foreign currency translation adjustment.  Please revise your statement accordingly, or explain to us in detail why no foreign currency translation adjustment is needed.

A foreign currency translation adjustment of $177 and $16,844 was recognized as other comprehensive income in the balance sheet and statement of stockholders’ equity for the period from December 1, 2008 (inception) to December 31, 2008 and the nine months ended September 30, 2009, respectively which included in the Form 8-K/A Amendment No. 2.

Form 10-Q for the Fiscal Quarter Ended September 30, 2009

5.
Please tell us in detail how you compiled the amounts included on the face of your financial statements. For example, please tell us which amounts on each statement relate to the operations of Cardtrend and which amounts relate to the operations of Gaeawave. Where possible, please reconcile these financial statements to those of Gaeawave included in your recent Form 8-K/A. Please note that subsequent to a recapitalization, the operating entity's historical financial statements become those of the surviving entity. Accordingly, it is unclear why the 2008 amounts on your balance sheet and statements of operations and cash flows are significantly different than the amounts on your Gaeawave financial statements in your recent Form 8-K/A. In regards to your statement of stockholders' equity, please tell us whether or not the 948.8 million shares reflected in the recapitalization line item represent the number of shares retained by the shell company. Please also explain why there is no charge to accumulated deficit for the net liability of the shell at the time of the recapitalization. Also confirm that you eliminated APIC and accumulated deficit ba1anc~s of the shell at the recapitalization date and that transaction costs associated with the recapitalization were recorded as a direct charge to Gaeawave's accumulated deficit to the extent of the shell's cash balance. Please review the presentation of your financial statements and amend your filing as necessary.

We are in the process of completing a response to this comment.

Yours truly,

Mezabay International, Inc.

BY:	IAN SHOON
Ian Shoon